

17010513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2016

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-36390

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clifton Savings Bank 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clifton Bancorp Inc.
1433 Van Houten Avenue
Clifton, New Jersey 07015

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Clifton Savings Bank 401(k) Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto as Appendix I is a copy of the Plan's Summary Annual Report and Schedule I to the Form 5500.

APPENDIX I
FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Financial Information—Small Plan** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 **2016** **This Form is Open to Public Inspection**

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A Name of plan	B Three-digit plan number (PN) ▶
CLIFTON SAVINGS BANK 401(K) SAVINGS PLAN	001
C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number (EIN)
CLIFTON SAVINGS BANK	22-0879090

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	5,471,028	6,345,158
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	5,471,028	6,345,158
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	209,490	
(2) Participants	2a(2)	498,151	
(3) Others (including rollovers)	2a(3)	65,714	
b Noncash contributions	2b		
c Other income	2c	449,471	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		1,222,826
e Benefits paid (including direct rollovers)	2e	332,956	
f Corrective distributions (see instructions)	2f	3,210	
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h	10,031	
i Other expenses	2i	2,499	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		348,696
k Net income (loss) (subtract line 2j from line 2d)	2k		874,130
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at any time during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		1,136,787
e Participant loans	3e		X	
f Loans (other than to participants)	3f		X	
g Tangible personal property	3g		X	

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		11,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			
o	Defined Benefit Plan or Money Purchase Pension Plan Only: Were any distributions made during the plan year to an employee who attained age 62 and had not separated from service?	4o			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year?
If "Yes," enter the amount of any plan assets that reverted to the employer this year. ☐ Yes ☒ No Amount:

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

5c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (See ERISA section 4021.)? ☐ Yes ☐ No ☐ Not determined.
If "Yes" is checked, enter the My PAA confirmation number from the PBGC premium filing for this plan year__________. (See instructions.)

Part III Trust Information

6a Name of trust	6b Trust's EIN

6c Name of trustee or custodian	6d Trustee's or custodian telephone number

SUMMARY ANNUAL REPORT FOR
CLIFTON SAVINGS BANK 401(K) SAVINGS PLAN

This is a summary of the annual report for the Clifton Savings Bank 401(k) Savings Plan (Employer Identification Number 22-0879090, Plan Number 001) for the plan year January 1, 2016 through December 31, 2016. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $348,696. These expenses included $10,031 in administrative expenses and $332,956 in benefits paid to participants and beneficiaries, $3,210 in certain deemed and/or corrective distributions, and $2,499 in other expenses. A total of 119 persons were participants in or beneficiaries of the plan at the end of the plan year.

The value of plan assets, after subtracting liabilities of the plan, was $6,345,158 as of the end of the plan year, compared to $5,471,028 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $874,130. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,222,826, including employer contributions of $209,490, employee contributions of $498,151, other contributions/other income of $65,714 and earnings from investments of $449,471.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning January 1, 2016 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

At the end of the plan year, the plan had qualifying plan assets at the following institution(s):

Reliance Trust Company	$5,208,371

The plan receives year-end statements from these regulated financial institutions that confirm the above information.

The remainder of the plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually and qualifying employer securities and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please write or call Customer Service, c/o Pentegra Services, Inc., who is a representative of the plan administrator, at 701 Westchester Avenue, Suite 320E, White Plains, NY 10604 and phone number, 800-872-3473.

If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Customer Service, c/o Pentegra Services, Inc., who is a representative of the plan administrator, at 701 Westchester Avenue, Suite 320E, White Plains, NY 10604 and phone number, 800-872-3473.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: Customer Service, c/o Pentegra Services, Inc., who is a representative of the plan administrator, at 701 Westchester Avenue, Suite 320E, White Plains, NY 10604 and phone number, 800-872-3473 and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/23/17

Clifton Savings Bank 401(k) Savings Plan



Rich Rausser
Senior Vice President, Pentegra
Plan Administrator for the Clifton Savings Bank 401(k) Savings Plan

APPENDIX I
FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT